United Bank For Africa Plc

UBA House, 57 Marina
P. O. Box 2406, Lagos
Tel: 2644651-700; 2642248- 9; 2642269
Fax: 2644708
www.ubagroup.com
Contact: info@ubaplc.com


05007931

COMPANY SECRETARY'S OFFICE

CS/GDR/0260/2005

April 25, 2005

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington DC 20549
USA


SUPPL
SEC MAIL
RECEIVED
PROCESSING
MAY 0 2 2005
WASH, D.C.
185
SECTION

Dear Sirs,

RE: UNITED BANK FOR AFRICA PLC
GDR PROGRAMME FILE NO. 82 - 4804

Please be informed that in a letter dated February 15, 2005, Mr. William James (a Non-Executive Director) gave notice of his intention to resign as a director of the Bank. The Board at its meeting held on Tuesday March 22, 2005 accepted his resignation.

Accordingly please find enclosed the following documents filed with the Corporate Affairs Commission:

1. A copy of Mr. James' resignation letter

2. A copy of the Board resolution accepting Mr. James' resignation

3. Copy of Form CO7 – "Particulars of Directors and of any changes therein" filed with the Corporate Affairs Commission in Nigeria pursuant to Section 292(4) of the Companies and Allied Matters Act 1990.

Yours faithfully
per pro: UNITED BANK FOR AFRICA PLC

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

AIDEVO ODU-THOMAS
COMPANY SECRETARY

RC: 2457

GDR File No. 82-4804

ROCKPORT
Group

WILLIAM F. JAMES
CHAIRMAN

February 15, 2005

Mr. Kayode Sofola
Chairman
United Bank for Africa
UBA House
Lagos, Nigeria

Dear Chairman Sofola:

It is with deep regret that I hereby tender my resignation from the board of United Bank for Africa.

I have enjoyed being on the board and serving this noble institution for many years. Regrettably, pressing business obligations in the United States make it difficult for me to regularly attend board meetings in Lagos. It is unfair to the bank and the other directors that I cannot participate more fully.



I will look back on my years as a UBA director with great fondness, and I will always cherish the friendships I made with the UBA staff and the other directors.

You have been a model Chairman and the directors, the UBA staff and shareholders owe you thanks and deepest respect for a job well done.

Sincerely yours,



Corporate Affairs Commission
Certified True Copy
12 APR 2005
Name.......................
Designation ....
Signature ....

ROCKPORT GROUP LLC
160 FEDERAL STREET · 12TH FLOOR
BOSTON, MASSACHUSETTS 02110-1700
TELEPHONE: (617) 912-1376 · FAX (617) 912-1449

FILE No. 82-4804

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT

1990

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)


VERIFICATION
12 APR 2005
APPROVED BY
Name
Sign

PURSUANT TO SECTION 292(4) OF THE COMPANIES AND ALLIED MATTERS ACT 1990.

At a meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Tuesday March 22, 2005 in Lagos, it was resolved:

[a] That the resignation of Mr. William James from the Board of Directors with effect from February 15, 2005 be and is hereby accepted.

Dated this 12TH day of APRIL, 2005.

DIRECTOR

COMPANY SECRETARY

CERTIFIED TRUE COPY


Corporate Affairs Commission
Certified True Copy
12 APR
Name
Designation
Signature

FILE No. 82-4804

CORPORATE AFFAIRS COMMISION

(Established under the Companies and Allied Matters Act 1990)

ZONE 5, WUSE ABUJA

Form C. 07

RC:NO. 2457



C 30830

COMPANIES AND ALLIED MATTERS ACT 1990

Particulars of Directors and of any changes therein.

Pursuant to Section 292 (4)

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC LIMITED

Presented by:

Name: COMPANY SECRETARY

Address: UNITED BANK FOR AFRICA PLC
57 MARINA, LAGOS

FILE No. 82-4804

Particulars of Directors of UNITED BANK FOR AFRICA PLC

Limited.

Usual Residential Address (In the case of a corporation the registered or principal office)	*Business occupation and particulars of other directorships*	*Date of Birth*	*Remarks*
5 BABAFEMI OSOBA CRESCENT, LEKKI LAGOS	CHAIRMAN, UBA PLC DIRECTOR, SAKHER INVESTMENTS LTD., GOLDCRUST INV. LTD. L.W. LAMBOURN NIG. LTD.	1949	NO CHANGE
2, ONITOLO ROAD, IKOYI, LAGOS	MD/CHIEF EXECUTIVE UBA PLC DIRECTOR, UBA CAPITAL & TRUST LTD.	1956	NO CHANGE
PLOT 26, BLOCK 77 ADMIRALTY WAY, PHASE 1, LEKKI LAGOS	EXECUTIVE DIRECTOR UBA PLC	1960	NO CHANGE
10 WURAOLA OJO CLOSE, IDIMU LAGOS	EXECUTIVE DIRECTOR UBA PLC	1944	NO CHANGE
1, MCGREGOR ROAD IKOYI LAGOS	EXECUTIVE DIRECTOR UBA PLC	1953	NO CHANGE
9, REMI SHOFOLUWE STREET, MAGODO GRA, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1955	NO CHANGE
8, ILADO CLOSE IKOYI, LAGOS	DIRECTOR, UBA PLC DIRECTOR, HYDROPEC ENG. SERVICES LTD. UNITED TELESYS LTD. FLOTILLA LTD. VIVA METHANOL LTD.	1936	NO CHANGE

Corporate Affairs Commission
Certified True Copy
12 APR 2003
Name ....
Designation ....
Signature ....

RESERVED FOR BINDING

Signature { __________ Director
__________ Secretary

If the space provided in the form is insufficient, particulars of other directorshipshould be

FILE No. 82-4804

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	Any former forename or names and surnames	Nationality
MR. KAYODE SOFOLA, SAN	NONE	NIGERIAN
MALLAM ALIYU DIKKO	NONE	NIGERIAN
MR. OFFONG AMBAH	NONE	NIGERIAN
ALHAJI. YUNUSA K. OJO	NONE	NIGERIAN
ALHAJI BELLO GARBA	NONE	NIGERIAN
MR. GODWIN IZE-IYAMU	NONE	NIGERIAN
DR. T. ASUQUO JOHN	NONE	

RESERVED FOR BINDING

Corporate Affairs Commission
Certified True Copy
12 APR 2005
Name.........
Designation.........
Signature.........

Dated the 12th day of April 200_

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree..

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the

File No. 82-4814

27 FEB 2004
UNITED BANK for AFRICA PLC
CAC CASH AGENCY

CORPORATE AFFAIRS COMMISION

(Established under the Companies and Allied Matters Act 1990)

ZONE 5, WUSE ABUJA

Form C. 07

RC:NO 2457



C 30891

COMPANIES AND ALLIED MATTERS ACT 1990

Particulars of Directors and any changes therein



CORPORATE AFFAIRS COMMISSION
VERIFICATION
12 APR 2005
APPROVED BY
Name
Sign

Pursuant to Section 292 (4)

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC LIMITED



Corporate Affairs Commission
Certified True Copy
12 APR 2005
Name
Designation
Signature

Presented by:

Name: COMPANY SECRETARY

Address: UNITED BANK FOR AFRICA PLC

57 MARINA, LAGOS

FILE No. 82-4804

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
39A, 22 ROAD VICTORIA GARDEN CITY, LEKKI, LAGOS	DIRECTOR, UBA PLC	1936	NO CHANGE
AM29, FAKI ROAD TUDUN WADA KADUNA	DIRECTOR, UBA PLC	1941	NO CHANGE
PLOT 4, OLAWALE COLE ONITIRI AVENUE, OFF ADMIRALTY WAY, LEKKI, LAGOS	DIRECTOR, UBA PLC DIRECTOR, TEREDOZ CONSULTING LTD.	1942	NO CHANGE
81828 CLIFTON GARDEN, LONDON	DIRECTOR, UBA PLC	1948	NO CHANGE
25A TONY EROMOSELE STREET, PARKVIEW ESTATE, IKOYI, LAGOS	DIRECTOR, UBA PLC DIRECTOR, COUNTERS TRUST SECURITIES LTD, KMC INVEST. LTD, UNITED TELESYS LTD, STAR DELTA INV. LTD, ASCOT PROPERTIES LTD, CLEVELAND OVERSEAS NIG. LTD.	1963	NO CHANGE
7887 BROADWAY SUITE 901, SAN ANTONIO, TX 78209, U.S.A.	DIRECTOR, UBA PLC	1936	NO CHANGE


Corporate Affairs Commission
Certified True Copy
12 APR 2005
Name
Designation
Signature

RESERVED FOR BINDING

Signature ______ Director

______ Secretary

If the space provided in the form is insufficient, particulars of other directorshipshould be

articulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	*Any former forename or names and surnames*	*Nationality*
IGWE ALEX NWOKEDI, OON	NONE	NIGERIAN
ALHAJI MUSTAPHA A. ABDULKADIR	NONE	NIGERIAN
MR. VICTOR ODOZI	NONE	NIGERIAN
MR. WILLY KROEGER	NONE	GERMAN
MR. JUNAID DIKKO	NONE	NIGERIAN
DR. KHALID T. AL-MANSOUR	NONE	AMERICAN



Corporate Affairs Commission
Certified True Copy
12 APR 2005
Name
Designation
Signature

RESERVED FOR BINDING

Dated the 12th day of April 2005

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

FILE No. 82-4802

UNITED BANK for AFRICA PLC
CAC CASH AGENCY

CORPORATE AFFAIRS COMMISION

(Established under the Companies and Allied Matters Act 1990)

ZONE 5, WUSE ABUJA

Form C. O7

RC:NO 2457



CORPORATE AFFAIRS COMMISSION

C 30893

COMPANIES AND ALLIED MATTERS ACT 1990

Particulars of Directors and of any changes therein

VERIFICATION
12 APR 2005
APPROVED BY
Name
Sign

Pursuant to Section 292 (4)

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC

LIMITED

Corporate Affairs Commission
Certified True Copy
Name 12 APR 2005
Designation
Signature

Presented by:

Name: COMPANY SECRETARY

Address: UNITED BANK FOR AFRICA PLC

57 MARINA, LAGOS

File No. 82-4804

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

RESERVED FOR BINDING

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
12 WEST 96TH STREET, NEW YORK NY 10025, U.S.A.	DIRECTOR, UBA PLC	1935	NO CHANGE
VIA CASSIA 531 00189 ROMA ITALY	DIRECTOR, UBA PLC	1969	NO CHANGE
31, PHILIPS AVENUE ROCKPORT, MA 01966 U.S.A.	DIRECTOR, UBA PLC	1946	RESIGNED ON 15TH FEBRUARY, 2005

Corporate Affairs Commission
Certified True Copy
12 APR 2005
Name ....
Designation ....
Signature ....

Signature { [signature] Director
[signature] Secretary

If the space provided in the form is insufficient, particulars of other directorshipshould be

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	Any former forename or names and surnames	Nationality
PROF. JEAN HERSKOVITS	NONE	AMERICAN
MR. ALESSANDRO DEODATO	NONE	ITALIAN
MR. WILLIAM JAMES	NONE	AMERICAN


Corporate Affairs Commission
Certified True Copy
12 APR 2005
Name
Designation
Signature

RESERVED FOR BINDING

Dated the 12th day of April 2005

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.